Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. ANNOUNCES 34.0% INCREASE IN REVENUE

FOR SECOND QUARTER OF 2005

$1.1 Million in Sales of Engineered Products Contributes to Sales Growth

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Matthew Hayden/Brett Maas
905-479-0654	843-272-4653
e-mail: ir@alphaprotech.com	e-mail: matt@haydenir.com

•                  Quarterly revenues increase 34.0% to $9.0 million

•                  Quarterly earnings of $.04 vs. $.02 for 2ndQ 2004

•                  Balance sheet reports $17.4 million in shareholders’ equity

Nogales, Arizona – August 8, 2005, Alpha Pro Tech (AMEX: APT; CHX: APT) a leading manufacturer of disposable protective apparel, consumer and building products announced its financial results for the second quarter and six month period ended June 30, 2005.

Revenues for the three months ended June 30, 2005 increased 34.0% to $9.0 million compared to $6.7 million in the second quarter of 2004. The revenues for the quarter also increased 29.5% sequentially from the $7.0 million reported in the first quarter of 2005. Sales in the second quarter of 2005 were favorably impacted by approximately $1 million in sales of disposable protective apparel products related to manufacturing delays from the first quarter of 2005.

Sales of building wrap and roof underlayment for the Engineered Products segment totaled $1.1 million for the second quarter of 2005 compared to $0 for the same period of 2004.  Sales for the Disposable Protective Apparel segment for the quarter was $6.4 million, an increase of 35.5% compared to the $4.7 million reported for the same period of 2004, primarily due to increased sales of $1.3 million to the Company’s largest distributor, and approximately a $400,000 increase due to other distributors who focus on the industrial safety and cleanroom industry. Infection Control segment sales for the second quarter decreased by 28.1% to $1.2 million compared to $1.6 million for the same period of 2004, primarily due to a $600,000 international sale for N-95 respirator masks booked during the second quarter of 2004, partially offset by increased medical, dental and industry mask sales as well as increased shield sales in the second quarter of 2005. Excluding last year’s large international sale, the infection control segment was up 14.2% for the second quarter of 2005. Sales of the Company’s Extended Care Unreal Lambskin and other related products decreased by 12.8% to $341,000 for the second quarter from $391,000 for the quarter ended June 30, 2004.

Gross profit increased by 30.5% to $4.2 million, or 46.7% of net sales, for the second quarter from $3.2 million, or 48.0% of net sales, for the same period in 2004. The decrease is primarily related to lower margins on sales by the Engineered Products segment.  Gross profit on Engineered Products segment improved to 25.2% for second quarter from 20.6% for the first quarter ended March 31, 2005, and management expects gross profit on this product line to increase to the mid 30% range by mid 2006 as our production facility in India becomes fully operational. Excluding Engineered Products, gross profit margin was 49.8% for the second quarter.

Selling, general and administrative expenses increased by 4.9% to $2.5 million, or 27.8% of net sales, for the second quarter from $2.4 million, or 35.5% of net sales, for the second quarter of 2004. Selling, general and administrative expenses for the second quarter for the Engineered Products segment was $240,000 with no comparable expenses in the same period of 2004. Management believes the infrastructure required to substantially grow the Engineered Products is now in place, and accordingly, expenses are not expected to change substantially from current year to date levels for at least the next 12 months if sales increase as expected.

Income from operations increased by 124.6% to $1.6 million for the quarter ended June 30, 2005 as compared to income from operations of $707,000 for the quarter ended June 30, 2004. Net income increased 122.9% for the quarter ended June 30, 2005 to $1.0 million or $0.04 per fully diluted share, compared to net income of $450,000, or $0.02 per fully diluted share, for the quarter ended June 30, 2004. 25.1 million fully diluted shares were utilized in the calculation compared to 24.6 million shares last year.

Al Millar, President of Alpha Pro Tech commented, “We expect continued growth in 2005 from our largest distributor as they continue to implement a new growth strategy, introduced late last year, to expand sales of private-label products, like those produced by Alpha Pro Tech. We also expect growth with other distributors as our products gain a more prominent presence in the pharmaceutical, industrial safety and cleanroom markets. Our Engineered Products division reported its initial profit of $34,000 during the second quarter, and we expect this segment to become a solid contributor to our overall revenue and net income growth going forward with margin improvements emanating from higher volume production.”

For the six month period ended June 30, 2005, sales increased 27.1% to $16.0 million from $12.6 million for the same period last year. The increase is primarily attributed to $1.8 million in increased sales of disposable protective apparel, as well as new sales of construction supply weatherization products of $2.1 million, partially offset by decreased infection control segment sales of $455,000 relating to one international sale in 2004.

Sales for the Disposable Protective Apparel segment for the six months were $10.7 million compared to $8.8 million for the same period of 2004, an increase of 20.7%. Infection Control segment sales decreased by 16.0% to $2.4 million from $2.8 million in the same period of 2004, again due to $600,000 in international sales for N-95 respirator masks in the second quarter of 2004. Excluding this international sale, the infection control segment was up $145,000 or 6.5% for the six months ended June 30, 2005. Engineered Products sales for the six months were $2.1 million as compared to $0 for the same period of 2004. Sales of the Company’s Extended Care Unreal Lambskin and other related products decreased by 6.5% to $874,000 from $935,000 for the six months ended June 30, 2004.

Gross profit increased to $7.4 million, or 46.1% of net sales, for the six months compared to $6.2 million, or 49.4% of net sales, for the same period in 2004. Gross profit margin is primarily down due to lower margins on the Engineered Products segment. Gross profit on Engineered Products segment was 23.0% for the six month period. Excluding Engineered Products, gross profit margin was 49.6% for the six months ended June 30, 2005.

Selling, general and administrative expenses increased by 7.9% to $4.9 million, or 30.4% of net sales, for the six month period compared to $4.5 million, or 35.8% of net sales, for the same period last year. Excluding the year-to-date Engineered Products segment expenses of $556,000, selling, general and administrative expenses for the six months ended June 30, 2005 decreased by $201,000 or 4.5%, to $4.3 million as compared to $4.5 million for the same period of 2004.

Income from operations increased by 56.8% to $2.3 million for the six month period as compared to income from operations of $1.5 million for the same period last year. Net income for the six months increased 57.8% to $1.4 million, or $0.06 per basic and fully diluted shares, compared to net income of $917,000, or $0.04 per basic and fully diluted share, for the same period of 2004. 25.1 million fully diluted shares were utilized in the calculation compared to 24.9 million shares last year.

The balance sheet continues to remain strong with a current ratio of 6.2 to 1 on June 30, 2005. The Company continues to carry no long-term debt, and shareholders’ equity improved to $17.4 million as of June 30, 2005 from $15.7 million as of December 31, 2004. As of June 30, 2005, the Company had cash and cash equivalents of $1.1 million and working capital of $13.9 million, an increase of almost $1 million from December 31, 2004. Cash was utilized for the six months ended June 30, 2005 to purchase inventory and capital equipment primarily for the Engineered Products segment, as well as for the investment in the joint venture in India.

“Our investment in India was a very prudent step for the Company to make and once the manufacturing facility comes on-line, it will increase our gross margin, as well as our manufacturing capacity for the Engineered Products segment,” Mr. Millar continued. “We believe we are well positioned for success and anticipate the second half of 2005 will show further improvements over the first half.”

About Alpha Pro Tech:

Alpha Pro Tech, Ltd. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the medical, dental, industrial, clean room and food service markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap and roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; and Valdosta, Georgia.  For more information and copies of all news releases and financials visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based

# # #

- tables follow –

ALPHA PRO TECH, LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004

Net Sales	$9,040,000	$6,748,000	$16,022,000	$12,601,000

Cost of goods sold, excluding depreciation and amortization	4,813,000	3,508,000	8,634,000	6,371,000

Gross margin	4,227,000	3,240,000	7,388,000	6,230,000

Expenses:
Selling, general and administrative	2,516,000	2,398,000	4,868,000	4,513,000
Depreciation and amortization	123,000	135,000	246,000	267,000

Income from operations	1,588,000	707,000	2,274,000	1,450,000

Other income (expense)
Gain on sale of assets	—	7,000	—	7,000
Interest, net	7,000	(2,000)	23,000	(3,000)

Income before provision for income taxes	1,595,000	712,000	2,297,000	1,454,000

Provision for income taxes	592,000	262,000	850,000	537,000

Net income	$1,003,000	$450,000	$1,447,000	$917,000

Basic net income per share	$0.04	$0.02	$0.06	$0.04

Diluted net income per share	$0.04	$0.02	$0.06	$0.04

Basic weighted average shares outstanding	23,678,955	23,087,599	23,662,572	23,278,768

Diluted weighted average shares outstanding	25,075,759	24,567,552	25,059,376	24,911,324

BALANCE SHEET HIGHLIGHTS

	June 30th 2005	December 31st 2004

Cash	$1,123,000	$4,875,000
Total Current Assets	$16,535,000	$15,348,000
Net Property and Equipment	$3,479,000	$3,256,000
Total Assets	$20,741,000	$18,789,000

Total Current Liabilities	$2,674,000	$2,437,000
Total Liabilities	$3,326,000	$3,089,000
Shareholder’s Equity	$17,415,000	$15,700,000
Total Liabilities and Equity	$20,741,000	$18,789,000